UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                     (Amendment No. # 1)

FutureLink Corp.
(Name of Issuer)

Common Shares, $.0001 par value
(Title of Class of Securities)

361142109
(CUSIP Number)

Pequot Capital Management, Inc., 500 Nyala Farm Road
Westport, CT  06880  Attn: David J. Malat 203/429-2200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 1999
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  361142109

             SCHEDULE 13D
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1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Pequot Capital Management, Inc.
       06-1524885
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2.     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                     (a)
                                                     (b)
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3.     SEC USE ONLY

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4.     SOURCE OF FUNDS*

       00
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)
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6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       CONNECTICUT
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                   7.  SOLE VOTING POWER
                       8,021,987
                   ------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY       8.  SHARED VOTING POWER
OWNED BY EACH          0
REPORTING          ------------------------------------------------------------
PERSON WITH        9.  SOLE DISPOSITIVE POWER
                       8,021,987
                    -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,021,987
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.19%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

This Statement relates to the Common Stock, $.0001 par value (the "Shares"), of Futurelink Corp. (the "Company"), a Colorado corporation. The Company's principal executive office is located at 300, 250 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3H7.

Item 2.  Identity and Background

This statement is being filed on behalf of Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"). The principal business of the Reporting Person, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The executive officers of the Reporting Person are Messrs. Arthur
J. Samberg, Daniel C. Benton and Amiel M. Peretz, the directors of the Reporting Person are Messrs. Samberg, Benton and Kevin E. O'Brien, and the controlling shareholders are Messrs. Samberg and Benton (collectively, the "Executive Officers, Directors and Controlling Persons"). The business address of the Reporting Person and the Executive Officers, Directors and Controlling Persons is 500 Nyala Farm Road, Westport, CT 06880.

Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been convicted in criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Each of the Executive Officers, Directors and the Controlling Persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

As of the date hereof, under rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to be the beneficial owner of 8,021,987 of the Company's Shares ("Shares") in the accounts for which the Reporting Person exercises investment discretion (the "Accounts"). In the transactions which are the subject of this filing, the Reporting Person purchased (a) 1,594,080 Shares and 398,520 warrants ("Warrants") in a private placement directly from the Company for $8,767,440 on November 5, 1999 and (b)1,090,911 Shares and 272,727 Warrants on November 10, 1999 for $6,000,010.50. This is in addition to the 3,678,646 Shares and 987,103 Warrants previously reported.

The funds for the purchase of the Shares held by the Accounts were obtained from the contributions of their various partners/shareholders. Such funds may also include the proceeds of margin loans entered into in the ordinary course of business with Morgan Stanley Dean Witter & Co.

Item 4.  Purpose of Transaction

The holding of the Shares described herein is conducted in the ordinary course of the Reporting Person's investment activities. The Reporting Person reserves the right to purchase additional Shares or dispose of the Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future. Two employees of the Reporting Person currently serve on the Board of Directors of the Company and the Reporting Person reserves the right to take whatever further action with respect to the Accounts' holdings in the Company as the Reporting Person deems to be in the best interest of such Accounts.

Item 5.  Interest in Securities of the Issuer

As of the date hereof, the Reporting Person beneficially owns in the aggregate 8,021,987 Shares. These Shares represent approximately 18.19% of the 44,097,156 Shares that the Reporting Person believes to be outstanding. The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The transactions which were the subject of this filing were pursuant to a Securities Purchase Agreement dated October 15, 1999 ("Agreement"). As of the date hereof, all conditions were fulfilled and neither the Reporting Person nor the Accounts are obligated to purchase any additional Shares.

Item 7.  Material to be Filed as Exhibits

         None.



After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 12, 1999

Pequot Capital Management, Inc.


By:/s/ Amiel M. Peretz
   Amiel M. Peretz, Chief Operating Officer